Exhibit 12(a)
KEYCORP
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)
(unaudited)

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Computation of Earnings
Net income (loss) attributable to Key	$263	$(55)	$554	$(1,335)	$(1,468)	$919	$1,055
Add: Provision for income taxes	111	(82)	186	(1,035)	437	277	440
Less: Income (loss) from discontinued operations, net of taxes	(11)	2	(23)	(48)	(173)	(16)	(127)
Less: Cumulative effect of accounting change, net of taxes	—	—	—	—	—	—	5

Income (loss) before income taxes and cumulative effect of accounting change	385	(139)	763	(2,322)	(858)	1,212	1,617
Fixed charges, excluding interest on deposits	57	59	244	314	597	835	787

Total earnings for computation, excluding interest on deposits	442	(80)	1,007	(2,008)	(261)	2,047	2,404
Interest on deposits	110	212	671	1,119	1,468	1,845	1,576

Total earnings for computation, including interest on deposits	$552	$132	$1,678	$(889)	$1,207	$3,892	$3,980

Computation of Fixed Charges
Net rental expense	$27	$28	$120	$122	$111	$108	$122

Portion of net rental expense deemed representative of interest	$4	$4	$18	$18	$28	$30	$34
Interest on short-term borrowed funds	4	4	20	21	187	312	201
Interest on long-term debt	49	51	206	275	382	493	552

Total fixed charges, excluding interest on deposits	57	59	244	314	597	835	787
Interest on deposits	110	212	671	1,119	1,468	1,845	1,576

Total fixed charges, including interest on deposits	$167	$271	$915	$1,433	$2,065	$2,680	$2,363

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$90	$41	$164	$294	42	—	—
Total fixed charges, excluding interest on deposits	57	59	244	314	$597	$835	$787

Combined fixed charges and preferred stock dividends, excluding interest on deposits	147	100	408	608	639	835	787
Interest on deposits	110	212	671	1,119	1,468	1,845	1,576

Combined fixed charges and preferred stock dividends, including interest on deposits	$257	$312	$1,079	$1,727	$2,107	$2,680	$2,363

Ratio of Earnings to Fixed Charges
Excluding deposit interest	7.75	(1.36)	4.13	(6.39)	(0.44)	2.45	3.05
Including deposit interest	3.31	0.49	1.83	(0.62)	0.58	1.45	1.68

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	3.01	(0.80)	2.47	(3.30)	(0.41)	2.45	3.05
Including deposit interest	2.15	0.42	1.56	(0.51)	0.57	1.45	1.68